ELEPHANT TALK COMMUNICATIONS, INC.
438 East Katella Avenue, Suite 217
Orange, California  92867

December 7, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Elephant Talk Communications, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 16, 2007

Form 10-QSB for Fiscal Quarter Ended June 30, 2007
File No. 0-30061

Dear Mr. Spirgel:

We are in receipt of your comment letter dated October 25, 2007 to Elephant Talk Communications, Inc. (the “Company”). On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 30

1. Expand your disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by your auditors. Include a detailed discussion on management’s viable plan for overcoming your financial difficulties, discussing in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically include a discussion of the manner in which you intend to generate future revenues and satisfy your current and overdue financial obligations. Update this disclosure in each subsequent Form 10-QSB. Refer to Section 607.02 of the Financial Reporting Codification for further guidance.

The Company has expanded the disclosure in the liquidity and capital resources section in the Company’s Form 10-QSB for the nine months period ended September 30, 2007 filed with the commission on November 19, 2007 in the following manner. The Company reported that its independent auditors have issued a going concern opinion on the Company’s audited financial statements for the fiscal year ended December 31, 2006 as the Company did not have sufficient funds available to operate for the next twelve months. During the nine months ended September 30, 2007, the Company raised cash funding amounting to $5,929,539 from sale of its common shares to accredited investors pursuant to stock sale agreements. Net cash used by the Company in operating activities as reported in its consolidated statement of cash flows for the nine months ended September 30, 2007 quarterly filing filed with the commission on November 19, 2007, amounted to $1,366,649. Furthermore, during the months of October and November 2007, the Company received additional cash of $2,571,436 under the same stock sale agreements.

We believe our existing available cash and cash equivalents, and short term investments as of September 30, 2007 in combination with continuing contractual commitments will be sufficient to meet the Company’s anticipated capital requirements for the next twelve months.

Management has taken the necessary steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern. Management has devoted considerable efforts toward improving its financial outlook (i) obtaining additional equity financing (ii) decreasing salaries and general and administrative expenses (iii) managing accounts payable, (iv) entering into agreements to settle debt through the issuance of common shares, and (v) strategically acquiring profitable companies that bring synergies to the Company’s products and services.

As the Company continues to grow, substantial additional capital resources will be required to fund continuing expenditures related to our research, development, manufacturing and business development activities. Management is pursuing a number of alternatives available to meet the continuing capital requirements of our operations, including collaborative agreements and public and private financings. Management expects to enter into discussions with various potential financing sources regarding funding in the form of among others equity investments and (convertible) debt financing.

The Company, through its wholly owned subsidiary Elephant Talk Communication Holding AG, has entered in June 2007 into an agreement with one of the four (4) Mobile Network Operators (“MNO’s”) in the Netherlands owning a mobile telecommunications infrastructure, thereby receiving access to that same telecommunications network subject to certain discounted tariffs in order to provide telecommunication services to other network operators. The Company’s subsidiary Elephant Talk Communication Premium Rate Services Netherlands BV (“ETCPRS”), a company belonging to the ETCI group, received a definitive license in July 2007 from OPTA, the Dutch telecommunications market authority, to act as a Mobile Virtual Network Enabler/Operator (MVNE/O). The Company expects ETCPRS to start generating revenues in the second half of 2008.

Note 7. Discontinued Operations, page 50

2. We note from your disclosure, that since you lost control over Beijing China Wind, you have chosen to abandon your investment. Provide us with a description of the facts and circumstances that led to the loss of control, how you have abandoned your investment, and how you determined the cease-use date as discussed in paragraph 28 of SFAS No. 144.

The Company, through its agent Guangdong Elephant Talk Network Consulting Limited (“ETGD”), entered into an agreement to acquire sixty percent (60%) of the registered capital of Beijing China Wind Telecommunication Information Technology Company Limited (“Beijing China Wind”) on January 4, 2006. After the acquisition of 60% of Beijing China Wind, that company’s revenues and profitability consistently declined for several months due to the change in business outlook and change in telecom policies of network carriers in China. Effective October 1, 2006, the Company was not able to obtain the monthly financial information of the operating results of Beijing China Wind from the existing management of Beijing China Wind. The Company was not allowed to participate and control the day to day management and operations of Beijing China Wind, and, therefore, lost control over Beijing China Wind. The Company evaluated its available options and determined that since it could not exercise any control over the operations of Beijing China Wind, the Company decided to abandon its investment in Beijing China Wind during the fourth quarter ending December 31, 2006. The Company decided to discontinue its operations effective September 30, 2006 and recorded a loss of $2,152,247 from abandoning Beijing Chinawind’s operations since inception of acquisition in January 2006 through December 31, 2006. The Company has placed restrictions on the tradability of the 10,000,000 shares issued to the owners of Beijing Chinawind and is pursuing the return of such shares. The Company is currently in litigation with the shareholders of Beijing China Wind as described in Company’s filings, and is evaluating its legal options in connection with its agent’s investment in Beijing China Wind.

Pursuant to SFAS No. 144 paragraph 28, the Company used cease-use date of September 30, 2006 as the Company was unable to get any financial data from the management of Beijing China Wind and did not have any choice but to abandon its investment in a long-lived asset in order to properly reflect its financial position as of December 31, 2006.

3. Please tell us how determined the loss on abandonment of Beijing China Wind.

Loss on abandonment on investment in Beijing China Wind as of December 31, 2006 is calculated as follows:

Beijing China Wind operating results for the nine months ended September 30, 2006 were as follows:

Revenues	$4,438,043
Cost of revenues	684,640
Gross profit	3,753,403
Operating expenses	3,398,402
Profit before income tax and minority interest	355,001
Minority interest	32,078
Net Profit	$387,079

ETCI’s share of net profit – 60%	$232,247

Cash paid to owners of Beijing China Wind	$1,420,000
Common shares issued to the owners of Beijing China Wind	500,000
Abandonment of profit for the nine months ended September 30, 2006	232,247
Total loss due to abandonment of investments as of December 31, 2006	$2,152,247

4. We refer to your disclosures on page 30 about True Precise. You state that you disposed of your 60% interest in True Precise, classifying operations as discontinued in 2005. However, you further go on to state that you acquired the remaining 40%, making it a wholly owned subsidiary as of December 31, 2005. In sufficient detail, please tell us about these transactions and exactly what your interest is in True Precise as of December 31, 2005 and 2006.

Transaction with True Precise:

On April 3, 2004, the Company signed a Share Exchange Agreement (“Agreement”) with Keen Solution Group Limited, a company registered in the British Virgin Islands (“Keen Solution”), as part of its plan to acquire 60% of the equity ownership interest of Urumqi General Systems Technology Company Ltd. (“WestSMS”), a company registered in the People’s Republic of China. The transaction was structured such that Keen Solution formed True Precise Technology Limited, a limited liability company registered in the British Virgin Islands (“True Precise”), as a vehicle to complete the Company's acquisition. On January 5, 2005, the Company completed its purchase of the 60% equity ownership interest in True Precise (which entity, according to the Agreement, was to own 100% of WestSMS) from Keen Solution pursuant to the Agreement. As consideration for the acquisition, on July 26, 2004, the Company issued 4,000,000 restricted common shares to Keen Solution valued at $480,000 as the earnest deposit. On May 10, 2005, the Company issued an additional 19,137,500 restricted common shares valued at $956,875 as the remaining balance of the consideration to complete its obligation. On August 8, 2005, Keen Solutions sent notification informing the Company that it had unilaterally decided to terminate the Agreement to sell any ownership interest in WestSMS to True Precise. Since the Company could not exercise control over the operations of WestSMS, it decided to discontinue the operations of WestSMS and recorded a loss of $7,229 during the three months period ended June 30, 2005. The Company recorded a gain of $7,229 from the disposal of such discontinued operations of WestSMS. The Company took protective measures and placed share transfer restrictions on the sale of 23,137,500 common shares issued to Keen Solution. Of those shares, 20,137,500 have been returned and cancelled, and the Company continues to pursue the return of the remainder.

Upon the termination of the WestSMS share exchange Agreement, the Company purchased from Keen Solution the remaining 40% ownership of True Precise for HK$10,000 during the fourth quarter ended December 31, 2005 and True Precise became a wholly-owned subsidiary of the Company as of December 31, 2005.

In May 2006, True Precise ceased its existence as it did not have any operations. The Company recorded $1,923 in expenses of True Precise under general and administrative expenses as of the date of cease of operations for the year ended December 31, 2006.

The Company held no ownership interest in True Precise as of December 31, 2006.

Form 10-QSB for the Six Months Ended June 30, 2007

Consolidated Balance Sheet, Page 3

5. We refer to the line item "shares to be issued." Please tell us what this liability represents and how you determined the amount.

Shares to be issued at June 30, 2007 consist of the following:

Rising Water Capital	$3,837,896
Officers’ compensation (Sign in Bonus)	4,686,968
Sale of shares to an accredited investor - Petercam	944,500
Sale of shares to an accredited investor – Mr. J. de Jager	944,500
Sale of shares to an accredited investor – Mr. Spliethof	944,500
Total	$11,358,364

Pursuant to a Stock Purchase Agreement, on September 30, 2005, the Company sold to an accredited investor Rising Water Capital 195,947,395 restricted common shares for a total cash consideration of $7,837,896. As June 30, 2007, the Company has issued to RWC 100,000,000 of its restricted common shares valued at $4,000,000. The common shares were valued at $0.04 cents per share pursuant to the terms of the agreement. The remaining 95,947,395 common shares to RWC valued at $3,837,896 have not been issued to RWC as of June 30, 2007.

The Company approved on June 28, 2007, to issue 72,036,800 common shares valued at $6,123,128 to its officers and directors for compensation and services over a three year period. The shares were valued at the closing market price of eight and one-half of a cent ($0.085). Of those shares 51,761,634 shares of common stock valued at $4,399,739 were recorded as signing bonus for agreeing to enter into employment commitments for a term of three years starting January 1, 2007 to December 31, 2009. In addition, 3,379,166 shares of common stock valued at $287,229 were issued to the officers for compensation for services for the six months ended June 30, 2007. The remaining 16,896,000 common shares valued at $1,436,160 will be amortized over a period of 30 months commencing July 1, 2007.

Pursuant to a Stock Purchase Agreement on December 28, 2006, the Company agreed to sell 109,480,000 restricted common shares at a share price of 0.0375 to five accredited investors for a total consideration of $4,105,500. The Company received the cash consideration of $2,833,500 from three accredited investors against such shares sold and recorded such shares to be issued as a liability as of June 30, 2007. The shares were valued at 50% discount over the last five days average market price on the date of execution of the agreement. The Company did not issue any common shares to these investors as of June 30, 2007.

Consolidated Statements of Operations, Page 4

6. We note your presentation of depreciation and amortization. It appears that a significant portion of your net fixed assets as of June 30, 2007 are related to the operation of your network. If your direct costs exclude depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Please tell us where you are including the depreciation associated with your network, and revise your presentation accordingly.

Presentation of depreciation and amortization has been revised in the Company’s filing on Form 10-QSB for the nine months period ended September 30, 2007 filed with the commission on November 19, 2007.

Of the total amount of $1,030,234 recorded for depreciation and amortization expense for the six months ended June 30, 2007, $727,349 is attributable to property and network equipment directly used in the generation of revenue of the Company and $300,885 is attributable for depreciation and amortization relating to property and equipment. We have made a reclassification of such expense in the Company’s consolidated statement of operations for the nine months period ended September 30, 2007 in the Form 10-QSB filed with the commission on November 19, 2007.

7. We note your presentation of stock compensation paid to officers. Please revise to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F for further guidance.

Stock compensation paid to officers is reclassified and included in the Company’s selling, general and administrative expenses as reported in the consolidated statement of operations in the Form 10-QSB for the nine months ended September 30, 2007 filed with the commission on November 19, 2007.

Note 2. Basis of Presentation, Page 6

8. It appears that with the acquisition of Benoit Telecom, you offer significantly different products and services. Accordingly, please expand your policy to describe how you account for the different types of products and services.

The Company's revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104.

Since January 2007, through the acquisition of various assets in Europe, the Company established a foothold in the European Telecommunications Market and derives its revenues particularly in the market of the “Service Number Industry” and to a smaller extent Carrier (Pre) Select numbers.

In the service number industry the Company provides to wholesale customers geographic, mobile and premium rate (service) numbers and implements these numbers on its own network. Through these numbers wholesale customers distribute multimedia concepts to its end- users. The whole sale customer not only pays for these number blocks but also pays for data transport over the Company’s network. The end user pays for everything including multimedia content as provided by the whole sale customer.

Through its own CRM/Billing system, the Company records in detail per end user, on the basis of call data records, all telecommunications traffic for these numbers. As, in principal, the end user is billed by the local incumbent according to the tariffs as directed by the regulator in each country, the incumbent has a payment obligation to the Company. For instance in The Netherlands, the local incumbent KPN registers, on a monthly basis, all data calls for each number in ETCI’s number blocks, bills the end user accordingly and collects and consequently provides the Company each month with a credit note on the basis of which the Company is paid. The amount received from the incumbent by the Company is booked as revenue earned. The amount the Company has to pay to the wholesale customer is booked as out payment costs/costs of revenues.

These revenues are charged on a monthly or per-usage basis and are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately calculated on the basis of Call Data Records (CDR’s). In accordance with EITF No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent," revenues are recorded on a gross basis when the Company is considered the primary obligor to the telecom service users. Under the gross method, the amounts billed to telecom service users are recognized as revenues and the fees charged or retained by the third-party operators are recognized as cost of revenues.

The Network the Company operates is a switch-based telecom network with national licenses and direct fixed line interconnects with the Incumbents/National Telecom Operators in eight European countries, the Middle East (Bahrain), and Hong Kong. The Company has established partnerships with telecom operators in Scandinavia, Poland, Germany and Hong Kong. Codec and media streaming servers are currently located in four centers geographically spread around the world. Together with the centrally operated and managed IN-CRM-Billing platform, the Company offers geographical, premium rate, toll free, personal, nomadic and VoIP numbers. Services are primarily provided to the business market and include traditional telecom services, VOIP, media streaming and distribution including the necessary billing and collection. Through its European and Chinese development centers, ETCI develops in-house telecom and media related systems and software.

Note 9. Acquisition of Elephant Talk Communication Europe Holding AG, Page 8

9. Include a condensed balance sheet in your next filing, disclosing the amount assigned to each major asset and liability caption at the date of acquisition. Refer to paragraph 51(e) of SFAS No. 141.

Please refer to Note 10 titled “Acquisition of Elephant Talk Communication Europe Holding AG” (herein referred to as “Benoit Telecom”) in the Company’s Form 10-QSB for the nine months period ended September 30, 2007 filed with the commission on November 19, 2007. Note 10 discloses a summary of assets acquired and liabilities assumed for each major asset and liability caption at the date of acquisition of Benoit Telecom in accordance with paragraph 51 (e) of SFAS No. 141.

10. Tell us your basis for determining the fair value of the acquired intangible assets and provide us with your basis for determining the economic useful life of these assets.

The fair value of the acquired tangible and intangible assets of Benoit Telecom was determined by an independent appraisal firm named Wingman Business Valuators B.V. located at De Jagerweg 235, 3328 AA Dordrecht, The Netherlands.

The fair value of net assets acquired of Elephant Talk Communication Europe Holding AG amounted to $10,556,052. Consideration paid for the net assets acquired amounted to $9,643,080 resulting in a negative goodwill of $912,972.  The Company reduced the recorded value of the non-current assets acquired by the negative goodwill of $912,972. In accordance with paragraph 44 of SFAS 141, any excess of net assets over cost acquired shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other post-retirement benefit plans and any other current assets.

The economic useful life of the assets acquired as disclosed in the Company’s financial statements was determined based upon the standard industry useful lives practiced in the telecommunications business.

11. It appears that pursuant to the agreement executed with Benoit on February 15, 2005, you discharged the loan receivable of $3.6 million due from Benoit as of December 31, 2006 upon completion of the Securities Purchase Agreement. Tell us how you accounted for the discharge of the loan and your basis for that decision, including how you contemplated the loan in your determination of the cost of Benoit for purchase accounting purposes in accordance with SFAS No.141

As of December 31, 2006, the Company had advanced $3,606,983 to Benoit Telecom for its working capital requirements while the Company was completing its due diligence of its proposed acquisition of Benoit Telecom. The advances made by the Company during the year ended December 31, 2006, were deemed fully recoverable. Subsequent to the year ended December 31, 2006, Benoit Telecom was acquired by the Company.

Pursuant to the terms of Funding and Promise of Repayment executed on February 15, 2005 for the continuation, built-up of the business and the telecommunications network, the Company agreed to assume responsibility for providing funding to Benoit Telecom, and Benoit Telecom promised to re-pay the amount advanced to the Company. As security for repayment of this funding, the Company was granted a security interest in Benoit Telecom’s assets. Subsequent to acquisition of Benoit Telecom in January 2007, the amount advanced to Benoit Telecom is still on the books of the Company and is still considered collectible from Benoit Telecom. For the purpose of calculating the purchase consideration of Benoit Telecom, the amount advanced was NOT considered as discharge of a liability, instead it was considered as a receivable from Benoit Telecom. In the books of the Company, the amount advanced is still considered as recoverable from Benoit and is recorded as a liability to the Company on the books of the Benoit Telecom.

Please refer to Note 6 titled “Earnest Deposits for Acquisition”, Note 12 titled “Stockholders’ Equity” and Note 21 titled “Subsequent Events” in conjunction with the above explanations.

If you have any comments or questions regarding our response, please contact Barry Grossman, our securities counsel at the Ellenoff, Grossman & Schole at (212) 370-1300. If you can not reach him, please contact me at +31 6534 04226.

Sincerely,

/s/ Willem Ackermans
Chief Financial Officer